SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

October 21, 2016

Trace Rakestraw, Esq.

Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	USCF ETF Trust
File Nos. 333-196273; 811-22930

Dear Mr. Rakestraw:

On August 8, 2016, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 9 to the above-referenced registration statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the Restaurant Leaders Fund (the “Fund”). On September 26, 2016, you provided oral comments on behalf of the SEC’s staff (the “Staff”) to me during a telephone call. On telephone calls on October 19 and 20, 2016, you provided additional Staff comments after a draft version of this letter was provided to you. On behalf of the Fund, set forth below are each of the Staff’s comments and the Fund’s response to each comment.

Prospectus Comments

Comment 1:	Please include the Fund’s name and ticker on the front page of the prospectus.

Response:	The Fund has revised the front page accordingly.

Comment 2:	The Fund name as listed in the prospectus differs from the name listed in the statement of additional information (the “SAI”). Please conform the name in all locations.

Response:	The Fund has revised the Fund name in the SAI accordingly.

Trace Rakestraw, Esq.

October 21, 2016

Comment 3:	Please provide the white paper or tear sheet regarding the full Indexing Methodology.

Response:	The index methodology white paper was emailed to you on October 7, 2016.

Comment 4:	In footnote 2 of the Fees and Expense table, please confirm in the response letter that the expense limitation agreement will continue for at least one year from the effective date of prospectus.

Response:	The Fund confirms that the expense limitation agreement will be in place for at least one year from the effectiveness of the prospectus.

Comment 5:	In the statutory prospectus, there is disclosure stating that the termination of the expense limitation agreement requires 90-days’ notice to the Board. Please add this language to the footnote to the fee table.

Response:	The Fund has added the requested disclosure.

Comment 6:	In footnote 2 to the Fees and Expenses table, please disclose who may terminate and under what circumstances the expense limitation agreement may be terminated.

Response:	The Fund will add disclosure that only the Board may terminate the expense limitation agreement prior to its expiration.

Comment 7:	In addition to requested white paper on indexing methodology, please include an example of the components of the index as of a previous date.

Response:	The requested index holdings document was emailed to you on October 7, 2016.

Comment 8:	With respect to the Fund’s principal investment strategies beginning on page 1, please add disclosure confirming that 80% of the Fund’s assets are invested in securities suggested by Fund’s name. Please also explain what is meant by the word “Leaders” in the Fund’s name.

Response:	The Fund has added the requested disclosure.

Trace Rakestraw, Esq.

October 21, 2016

Comment 9:	In the second paragraph of the “Principal Investment Strategies of the Fund,” in the second sentence, instead of the word “include” please explain how the index provider makes the determination as to what is a “restaurant company.” For example, are catering companies included? Are places like Costco or gas stations included?

Response:	The Fund has revised the disclosure to indicate that a company must derive a majority of its revenues from operating a restaurant business model to be eligible for inclusion in the index.

Comment 9a:	Please explain what is meant by the term “operating a restaurant business model.” Please also explain how the Index Provider determines that a company operates a restaurant business model.

Response:	The Fund has further revised this section of the prospectus to clarify that a Restaurant Company is a company that derives a majority of its revenue from serving food and/or beverages directly to customers. That Fund has deleted the reference to a restaurant business model because it believes that it is no longer necessary. All companies that the Index Provider includes in the Index are included in the “restaurant” sub-category of the hotels, restaurants, and leisure industry.

Comment 10:	Please include the weighting methodology of the Index under the disclosure of principal investment strategies.

Response:	The Fund has added a discussion of its weighting methodology to the prospectus.

Comment 11:	On page 2, under “Industry Concentration Policy”, please state whether, as of a particular date, the Index was concentrated. If so, include the percentage and industry of concentration.

Response:	The prospectus has been revised to indicate that, since its inception, the index has been 100% concentrated in the hotels, restaurants, and leisure industry.

Comment 12:	On page 3, under “Foreign Securities Risks”, please customize the risk to note that the Fund invests in Foreign Securities that trade on U.S. Exchanges.

Response:	The Fund has revised the risk to make this clear.

Trace Rakestraw, Esq.

October 21, 2016

Comment 13:	On page 3, please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on the liquidity for the ETF’s shares could, in turn, lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:	The Fund has added the requested disclosure.

Comment 14:	On page 3, with respect to “New Fund Risk”, consider whether it is necessary to add a separate risk factor for the lack of experience the Adviser has in managing equity ETFs.

Response:	The Adviser respectfully declines to add an additional risk regarding lack of experience at that Adviser. The Adviser has been managing an equity ETF for more than a year and the personnel at the Adviser have experience with a prior firm in managing equity mutual funds.

Comment 15:	Any comments to the Summary Section apply equally, as applicable, to the remainder of the prospectus, starting on page 5.

Response:	The Fund has made the requested changes to the remainder of the prospectus.

Comment 16:	Under “Principal Investment Strategies”, the disclosure states that “the Adviser expects that, over time, the correlation between the Fund’s performance and that of the index, before fees and expenses, will be 95% or better.” With respect to the words “over time,” the exemptive relief states that the Fund will have an annual tracking error of 95% or less. Please confirm supplementally that, the Fund will have an annual tracking error of 5% or less.

Response:	The Fund confirms that it will have an annual tracking error of 5% or less, as required by the exemptive relief.

Comment 17:	On page 6, please consider adding an explanation as to the meaning of utilizing “various combinations of other available techniques” that the Fund may use in seeking to track the index. To the extent that the “various combinations of other available techniques” are not part of the Fund’s principal investment strategies, please delete the language.

Response:	The Fund does not currently intend to utilize other techniques that are not mentioned in the prospectus. If the Fund begins to utilize other techniques, the Fund will revise its prospectus to discuss such techniques. The language in question has been deleted from the prospectus.

Trace Rakestraw, Esq.

October 21, 2016

Comment 18:	Under “Intraday Indicative Value” (the “IIV”), please add to the discussion on page 12, what types of values are being used for holdings.

Response:	The market value of the holdings will be used. This has been added to the disclosure.

SAI Comments

Comment 19:	On the cover page of the SAI, please include the date of prospectus pursuant to Item 14(a)(4) of Form N-1A.

Response:	The Fund has revised the cover page of the SAI as requested.

Comment 20:	On page 3, consider removing the language “specifically designated as”.

Response:	The disclosure has been revised accordingly.

Comment 21:	On page 10, in the section “Interested Trustees and Officers of the Trust,” please consider updating the table to note that Mr. Ngim also serves as Portfolio Manager to the Fund.

Response:	The Fund has updated the table accordingly.

Comment 22:	Please disclose the full proxy voting policy and procedures attached as Appendix A in accordance with the requirements of Item 17(f) of Form N-1A.

Response:	The Fund has added its full proxy voting policies and procedures as requested.

*      *      *      *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Carolyn Yu, USCF ETF Trust Daphne Frydman, USCF ETF Trust